Room 4561
Via fax (408) 220-2250

March 31, 2008

Brian M. NeSmith
President and CEO
Blue Coat Systems, Inc.
420 North Mary Avenue
Sunnyvale, CA 94085

      Re: **Blue Coat Systems, Inc.**
             Form 10-K for the Fiscal Year Ended April 30, 2007
             File no. 0-28139

Dear Mr. NeSmith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief